FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

Empresa Nacional de Electricidad S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

May 31, 2012

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Santiago

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 of Law 18,045 and the provisions of General Norm 30 of the Superintendence, and under the powers conferred upon me, I hereby inform you the following significant event:

At a Board meeting of Empresa Nacional de Electricidad S.A. held today, the Company agreed to report  as a “significant event” the decision to request its representatives in the board of directors of Hidroeléctricas de Aysén S.A. (HidroAysén) to convene an extraordinary board meeting in the latter  company, in order to seek a pronouncement on the suspension of the studies for the elaboration of the Environmental Impact Study of the transmission project associated with the hydroelectric plants, which Resolution of Environmental Qualification (RCA, in its Spanish acronym) was approved in 2011.

The Board agreed to instruct executive management to consider all the variables that allow for a technical and well founded statement concerning this matter in the extraordinary HidroAysén Board meeting.

The Board expressed Endesa Chile’s permanent commitment with the national electricity development and reiterated the option and historical vocation of Endesa Chile for a clean, sustainable, renewable and domestic source of energy such as hydroelectricity.

Yours sincerely,

Joaquín Galindo

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: May 31, 2012